Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$0.00	0.00927%	$0.00
Fees Previously Paid	$30,323,182.22		$2,810.96
Total Transaction Valuation	$30,323,182.22
Total Fees Due for Filing			$2,810.96
Total Fees Previously Paid			$2,810.96
Total Fee Offsets			$0.00
Net Fee Due			$0.00